Kayne Anderson MLP Investment Company

1800 Avenue of the Stars, 2nd Floor

Los Angeles, California 90067

November 2, 2006

VIA EDGAR CORRESPONDENCE FILING

Senior Special Counsel (EDGAR)

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company (File Nos. 333-116479 and 811-21593) – Request for Adjustment of Filing Date Pursuant to Rule 13(b) of Regulation S-T

Dear Senior Special Counsel:

At 6:43 pm Eastern standard time on October 30, 2006, a Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q (accession number 0000950124-06-006237) under Section 30(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such document, the “Filing”), was transmitted on behalf of Kayne Anderson MLP Investment Company, a Maryland corporation (CIK No. 0001293613) (the “Company”), through the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system of the Securities and Exchange Commission (the “Commission”). As explained in greater detail below, the Company was unable to timely transmit the Filing with the Commission with an October 30, 2006 filing date for reasons outside of the Company’s control, despite its good faith attempts to timely transmit the Filing. Please allow this letter to serve as a request for the adjustment of the filing date of the Filing from October 31, 2006 to October 30, 2006 (the “Adjustment”).

The Company has investigated this situation and understands the sequence of events relating to the Filing to be as follows. Unless otherwise stated, all times referenced herein represent Eastern standard time during the day of October 30, 2006.

On the morning of October 30, 2006, the Filing was substantially complete subject to final review and approval. The Company’s officers’ completed their final review of the Filing and the Form N-Q filing of the Company’s affiliated registrant, Kayne Anderson Energy Total Return Fund, Inc., and shortly before 3:00 pm, instructed the Company’s service provider to handle final minor clean-up changes and coordinate with the Company’s financial printer to transmit the Filing through EDGAR.

At approximately 3:05 pm, the Company’s service provider submitted via facsimile minor changes to the Filing to the financial printer for processing, and the financial printer returned changed pages to the Company’s service provider at approximately 3:50 pm.

The Company’s service provider again sent via facsimile minor revisions to the Filing for processing by the financial printer at approximately 5:00 pm. Upon the service provider’s receipt of the changed pages back from the financial printer via e-mail at approximately 5:20 pm, the service provider orally instructed the financial printer via telephone to correct the changes that it submitted at 5:00 pm (but which the financial printer failed to process completely) and to immediately transmit the Filing through EDGAR before the 5:30 pm deadline set forth in Rule 13(a)(2) of Regulation S-T for same day filings.

For the reasons discussed below, the financial printer did not transmit the Company’s Filing through the EDGAR system until 6:43 pm. At approximately 5:45 pm and 6:00 pm, the service provider telephoned the financial printer seeking to confirm the status of the Filing. According to the financial printer, the corrections were made to the Filing but it had not been transmitted because a routine computer backup of the financial printer’s typeset and EDGAR systems, which commenced at approximately 6:00 pm, was then being conducted. At approximately 6:20 pm, the service provider telephoned the financial printer and again orally instructed the financial printer to transmit the Filing, which was accepted by the EDGAR system at 6:43 pm.

The primary reason for delay in transmitting the Filing appears to have been insufficient staffing by the financial printer. It appears that the representative at the financial printer failed to follow the clear instructions of the Company’s service provider regarding the Filing because the individual servicing the Company’s account had conflicting obligations to multiple customers at the cut off time for filing with an October 30 filing date. Although the financial printer is a nationally recognized company that has reliably provided filing services to the Company in the past, on this particular day the Company’s normal customer service representative was absent and the printer failed to furnish appropriate supplemental staffing. The Company believes that it made a good faith attempt to transmit the Filing at 5:25 pm when its service provider orally instructed the financial printer via telephone to transmit the Filing prior to the deadline. The inability of a representative at the financial printer to timely follow instructions of the Company or its agents is not within the control of the Company because the financial printer is a third-party vendor. Accordingly, despite the Company’s good faith attempts to timely file the Filing with the Commission, for reasons outside of the Company’s control, it was unable to timely effect the Filing.

The Company believes that both it and its stockholders could suffer material harm if the requested Adjustment is not granted by the Commission. The principal injury to the Company would be the loss of eligibility to conduct a shelf registration of its securities for an offering made on an immediate, continuous or delayed basis pursuant to Rule 415(a)(1)(x) of the Securities Act of 1933, as amended (the “Securities Act”), for a period exceeding 12 months, and the associated higher costs of capital to the Company and its stockholders. The staff of the Commission has required as a condition to the eligibility of registered closed-end funds to conduct offerings pursuant to the shelf registration provisions of Rule 415 under the Securities Act that all information required of such issuers under the Exchange Act and the Investment Company Act, including filings on Form N-Q, be timely filed over the preceding 12 calendar months.1 In connection with its efforts to seek alternative lower cost sources of capital, the Company is currently contemplating the filing of a shelf registration statement for its securities, subject to the approval of its Board of Directors. If the Commission does not grant the requested Adjustment, to the extent the Company seeks to access the capital markets in the following 12 months, the Company will likely be limited to conducting registered underwritten public offerings, which may result in greater transaction costs and payment of higher underwriting commissions than the Company would expect to incur in other types of financings that it might make pursuant to a shelf registration, such as direct placements with institutional investors.

In addition, the ability of certain stockholders of the Company holding “restricted securities” of the Company within the meaning of Rule 144(a)(3) of the Securities Act to resell such securities pursuant to the provisions of Rule 144 of the Securities Act will be impaired for a period exceeding 12 months if the requested Adjustment is not granted by the Commission. The current public information requirement of Rule 144(c) under the Securities Act would not be satisfied if the Commission or its staff does not make the requested Adjustment because the Company will not have timely filed all reports required to be filed by it under Section 13 or 15(d) of the Exchange Act during the preceding 12 months. In that regard, the General Instructions to Form N-Q state that it is to be used for reports by registered management investment companies under Section 13(a) or 15(d) of the Exchange Act. Without the ability to rely on the provisions of Rule 144 under the Securities Act, any such stockholder of the Company will be significantly limited in his, her or its ability to dispose of these securities, and may suffer economic and financial injury as a result thereof.

The Company also believes that the delay in the public dissemination of such information through EDGAR from the intended filing time and date of 5:30 pm on October 30, 2006 to its deemed filing time and date at 8:00 am on October 31, 2006 had no significant impact to its stockholders or potential stockholders. In either case, the New York Stock Exchange, the national securities exchange on which the Company’s common stock trades, was not open for trading. Accordingly, the Company believes that such delay had no impact on the trading of its common stock.

The Company is in the process of adopting policies and procedures to require filing of its periodic reports on Forms N-Q and N-CSR at least 1 business day before their respective due dates in order to avoid the risk of a service provider failure in the nature of what transpired in this situation.

On the basis of the foregoing, the Company hereby respectfully requests pursuant to Rule 13(b) of Regulation S-T that the Commission, or its staff acting pursuant to delegated authority, adjust the filing date of the Filing from October 31, 2006 to October 30, 2006.

Thank you for your time and assistance with this matter. If you have any questions or comments, please contact Wendell Faria at (202) 551-1758.

Very truly yours,

/s/ Terry A. Hart

Terry A. Hart

Chief Financial Officer

_________________________

1 Nuveen Virginia Premium Income Municipal Fund (available Oct. 6, 2006).